NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES
LPT Capital Ltd. 1383 Marinaside Crescent, Suite 805 Vancouver, British Columbia V6Z 2W9 Tel: (604) 720-0099	Lincoln Gold Corp. 350 - 885 Dunsmuir Street Vancouver, British Columbia V6C 1N5 Tel: (604) 688-7377

March 31, 2009

LTP Capital Ltd. And Lincoln Gold Corporation Announce Completion
of First Steps of Merger and Engagement of M Partners of Toronto
to act as Exclusive Agent for Concurrent Private Placement

VANCOUVER, BRITISH COLUMBIA - LPT Capital Ltd. ("LPT") (TSX-V: LPC.P), a capital pool company and Lincoln Gold Corp. ("Lincoln") (OTCBB: LGCPF) are pleased to announce that the first steps in the Plan of Arrangement to combine the businesses of the two companies and become trading or quoted on both the TSX-V and OTC:BB have been completed. The transaction is intended to be LPT's "Qualifying Transaction" under TSX-V Policy 2.4 as reported in the joint news release of October 10, 2008. Please refer to Lincoln and LPT's joint information circular dated January 19, 2009 (the "Circular"), available on the SEDAR website, for further details of the transaction.

Shareholders of Lincoln have overwhelmingly approved the merger by way of a Plan of Arrangement and the shareholders of LPT approved the consolidation of LPT's shares on a 1-for-1.5 basis (the "Consolidation") as part of the transaction. The Supreme Court of British Columbia issued its final order approving the Plan of Arrangement on February 20, 2009. Pursuant to the Plan of Arrangement, at the closing Lincoln will merge with a wholly-owned subsidiary of LPT and the then outstanding shares of Lincoln will be exchanged for approximately 23,000,000 post-Consolidation shares of LPT.

The only remaining significant step in completing the transaction is to raise the funding necessary to carry Lincoln's business plan forward as set forth in the Circular. In this regard, Lincoln and LPT are pleased to announce that LPT has engaged M Partners Inc. of Toronto to act as exclusive lead agent in a best efforts private placement to raise gross proceeds of up to $4.5 million through an offering of units ("Units") of LPT. The closing of the offering will occur in conjunction with and be conditional upon the closing of the Qualifying Transaction. Each Unit will consist of one post-Consolidation common share and one half of a post-Consolidation common share purchase warrant ("Warrant") exercisable for two years. Each Unit will be priced at $0.20 CDN. Each whole Warrant will be exercisable at $0.30 CDN per share for the two year period. The securities issuable under the offering will be subject to a hold period of four months and one day, in accordance with applicable Canadian securities laws.

The securities have not been and will not be registered in the United States under the Securities Act of 1933, as amended (the "1933 Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This news release does not constitute an offer to sell the securities.

Lincoln has been involved in the acquisition and exploration of mineral properties since 2004.  Lincoln's current operations involve two gold properties in Nevada, USA, namely the Pine Grove property and the Hannah property, and the La Bufa property in Chihuahua, Mexico. Approximately $2,100,000 in exploration expenditures have been incurred by Lincoln on the Pine Grove property and the La Bufa property.

Funds raised by the concurrent private placement will be used primarily to advance the Pine Grove project and as generally described in the Circular. JBR Environmental Consultants of Reno, Nevada have been hired to direct and carry out environmental studies as well as guide the merged company through its permitting requirements needed to gain approval for operations in Nevada. The U.S. Forest Service will be the lead permitting agency. All studies including environmental, archaeological, social and others are planned to begin in the next few weeks. A pre-feasibility study is also slated to begin in the next couple of weeks. Permitting will follow.

Pine Grove is an advanced-stage gold property. This historic underground producer is located approximately 20 miles south of the copper mining town of Yerington, Nevada, USA.  Past production at Pine Grove is estimated at 240,000 ozs gold.  In the early 1990's, Teck Resources drilled nearly 200 holes in the district and identified gold mineralization on the property.  In 2007, Lincoln consolidated the district with two leases and 192 company-owned claims comprising six square miles.   Lincoln is approaching preparation of a pre-feasibility study involving open-pit mining and heap leach processing.  The thickest and highest grade portion of the deposit is near-surface. A National Instrument 43-101 compliant report completed by MineFill Services, Inc. entitled "Technical Report on the Pine Grove Project, Lyon County Nevada" dated September 30, 2008 (the "Pine Grove Report"), reports an inferred resource of 319,980 ounces of gold contained in 6,047,000 tons at an average grade of 0.053 ounces per ton (opt), using a cut off of 0.01 opt.

La Bufa is an early-stage gold-silver exploration property located in the Sierra Madre Occidental at the small mining town of Guadalupe y Calvo, Chihuahua State, Mexico.  Lincoln controls approximately 2,300 hectares of land that surrounds the historic Rosario mine which is presently being explored by Gammon Gold. The Rosario mine produced an estimated 2 million ozs gold and 28 million ozs silver from underground operations.

In accordance with NI 43-101 ("NI 43-101"), Lincoln has filed on SEDAR (www.sedar.com) the Pine Grove Report and an "Amended and Restated Technical Report on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico" dated January 5, 2009.

All scientific and technical information contained in this news release pertaining to Lincoln's properties is the responsibility of Lincoln and has been reviewed and approved by Jeffrey L. Wilson, the Vice-President, Exploration of Lincoln and a "qualified person" within the meaning of NI 43-101.

Trading of the common shares of LPT has been halted in connection with the transaction and will recommence at such time as the TSX-V may determine, having regard to the completion of certain requirements pursuant to TSX-V Policy 2.4.

On behalf of LPT Capital Ltd.

"PHILIP J. WALSH"

Philip J. Walsh
President & CEO

On behalf of Lincoln Gold Corp.

"PAUL SAXTON"

Paul Saxton
President & CEO

Forward-Looking Statements: This press release contains forward-looking statements about LPT Capital Ltd. and Lincoln Gold Corporation and their respective businesses and future plans, including the planned business combination transaction, concurrent private placement and proposed business.  Forward-looking statements are statements that are not historical facts and include: the timing for completion of the transaction; the completion of the concurrent private placement and funds expected to be raised thereunder; and the timing in respect of the environmental, archaeological, social, pre-feasibility and other studies and permitting in respect of the Pine Grove project.  The forward-looking statements in this press release are subject to various risks, uncertainties and other factors that could cause actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  These risks, uncertainties and other factors include, without limitation, uncertainty post-transaction as to LPT's and Lincoln's abilities to achieve the goals and satisfy the assumptions of management; uncertainties as to the availability and cost of financing; the risk that development projects will not be completed successfully or in a timely manner; general economic factors and other factors that may be beyond the control of the parties.  Forward-looking statements are based on the beliefs, opinions and expectations of the management of LPT and Lincoln, at the time they are made, and LPT and Lincoln do not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change, except as required by applicable laws.

Technical Disclosure: The technical reports described in this press release refer to the term "inferred resources". Lincoln advises that while this term is recognized and required by NI 43-101, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.